Exhibit 12.2

PUGET SOUND ENERGY
STATEMENT SETTING FORTH COMPUTATIONS OF RATIOS OF
EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	Years Ended December 31,
	2010		2009		2008		2007		2006
Earnings Available For Fixed Charges:
Pre-tax income:
Income from continuing operations before income taxes	$26,217		$226,896		$223,618		$265,308		$275,339
AFUDC - equity	(12,677)		(4,177)		(2,627)		(1,351)		(7,978)
AFUDC - debt	(14,157)		(9,215)		(8,610)		(12,614)		(15,874)
Total	$(617)		$213,504		$212,381		$251,342		$251,487
Fixed charges:
Interest expense	$235,011		$211,742		$203,402		$219,120		$184,859
Other interest	12,677		4,177		2,627		1,351		7,978
Portion of rentals representative of the interest factor	5,391		10,212		11,775		9,199		9,151
Total	$253,079		$226,131		$217,804		$229,670		$201,988
Earnings available for combined fixed charges	$252,462		$439,635		$430,185		$481,012		$453,475

Ratio of Earnings to Fixed Charges	1.00	x	1.94	x	1.98	x	2.09	x	2.25	x